Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

(in millions)	2018		2017(1)		2016(1)		2015(1)		2014(1)
Income before income taxes	$5,378		$5,259		$4,455		$4,602		$4,395
Less: Net income (loss) attributable to noncontrolling interests(2)	(3)		37		(2)		7		(30)
Pre-tax income attributable to BlackRock, Inc.	5,381		5,222		4,457		4,595		4,425
Add: Fixed charges	253		247		253		261		254
Distributions of earnings from equity method investees	30		35		31		41		57
Less: (Losses) earnings from equity method investees	94		122		113		91		158
Pre-tax income before fixed charges	$5,570		$5,382		$4,628		$4,806		$4,578
Fixed charges:
Interest expense	$184		$191		$205		$204		$232
Interest expense on uncertain tax positions(3)	24		12		3		12		(22)
Portion of rent representative of interest(4)	45		44		45		45		44
Total fixed charges	$253		$247		$253		$261		$254
Ratio of earnings to fixed charges	22.0	x	21.8	x	18.3	x	18.4	x	18.0	x
(1)

BlackRock, Inc. adopted Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”) effective January 1, 2018. Financial results for 2017 and 2016 were recast to reflect the adoption of ASU 2014-09. Financial results for 2015 and 2014 reflect accounting guidance prior to ASU 2014-09.

(2)	Amount includes redeemable and nonredeemable noncontrolling interests.
(3)	Interest expense on uncertain tax positions has been recorded within income tax expense on the consolidated statements of income.
(4)	The portion of rent representative of interest is calculated as one third of the total rent expense.